UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________

SCHEDULE 13D
(RULE 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )*
________________________________

INSTITUTIONAL FINANCIAL MARKETS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

45779L 107
(CUSIP Number)

Sue Taylor
c/o Resource America, Inc.
1845 Walnut Street, 10th Floor
Philadelphia, Pennsylvania 19103
(215) 717-3344
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Patrick Daugherty, Esq.
Foley & Lardner LLP
321 N. Clark Street
Suite 2800
Chicago, Illinois 60654-5313
Phone: (312) 832-4500
Fax: (312) 832-4700

August 28, 2015
(Date of Event Which Requires Filing of This Statement)
________________________________

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 or Rule 13d (f) -1(g), check the following box. ☐

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 45779L 107		Page 2 of 6

1.	Name of reporting person Edward E. Cohen
2.	Check the Appropriate Box if a Member of a Group (see instructions)		(a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization United States
	Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,428,352
		8.	Shared voting power 88,365 (1)
		9.	Sole dispositive power 2,428,352
		10.	Shared dispositive power 88,365 (1)
11.	Aggregate amount beneficially owned by each reporting person 2,516,717(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions)		☒
13.	Percent of class represented by amount in Row (11) 14.9%
14.	Type of reporting person (see instructions) IN

(1)
Of this amount, 88,365 shares are held by Solomon Investment Partnership, L.P. The Reporting Person and Betsy Z. Cohen, his spouse, are the sole shareholders, officers and directors of the corporate general partner of Solomon Investment Partnership, L.P. and are the sole partners of the partnership.

SCHEDULE 13D
CUSIP No. 45779L 107		Page 3 of 6

Item 1.             Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Shares”), of Institutional Financial Markets, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.

Item 2.             Identity and Background

(a)  Edward E. Cohen.

(b)     The address of the Reporting Person is 1240 North Casey Key Road, Osprey FL 34229.

(c)      Edward E. Cohen is Chairman of the Board of Resource America, Inc., a publicly traded specialized asset management company that uses industry-specific expertise to evaluate, originate, service and manage investment opportunities in the commercial finance, real estate and financial fund management sectors; a director of Resource Capital Corp., a publicly traded company that is taxed as a real estate investment trust and managed by a wholly-owned subsidiary of Resource America, Inc.; Chief Executive Officer of Atlas Energy Group, LLC, a publicly traded independent developer of natural gas and oil; Executive Chairman of the Board of Atlas Resource Partners, L.P., a publicly traded master limited partnership and developer and producer of natural gas and oil, the general partner of which is Atlas Energy Group, LLC; and Chairman of the Board of Brandywine Construction & Management, Inc., a property management company.

(d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a resident of the State of Florida.

Item 3.             Source and Amount of Funds or Other Consideration

Pursuant to that certain Stock and Note Purchase Agreement, dated August 28, 2015 (the “Effective Date”), by and among Mead Park Capital Partners LLC (“Mead Park”), The Edward E. Cohen IRA, The Betsy Zubrow Cohen IRA, the Issuer, solely for purposes of Sections 6 and 7 thereof, and Mead Park Holdings LP, solely for purposes of Section 8 thereof (the “Stock and Note Purchase Agreement”), on the Effective Date Mead Park sold: (i) 500,000 Shares to The Betsy Zubrow Cohen IRA (the “B. Cohen Shares”); (ii) 961,876 Shares to The Edward E. Cohen IRA (the “E. Cohen Shares, and together with the B. Cohen Shares, the “Transferred Shares”);  and (iii) (a) a Convertible Senior Promissory Note issued by the Issuer to Mead Park in the principal amount of $2,923,755 to The Edward E. Cohen IRA (“Note A”) and (b) a Convertible Senior Promissory Note issued by the Issuer to Mead Park in the principal amount of $1,461,873 to The Edward E. Cohen IRA (“Note B” and, together with Note A and the Transferred Shares, the “Securities”).

The purchase price for the B. Cohen Shares was $665,000, or $1.33 per share, and the purchase price of the E. Cohen Shares was $1,279,295.08, or $1.33 per share.  The purchase price for Note A and Note B was $3,614,535.51 and $1,807,262.19, respectively.

Upon the closing of the transactions contemplated under the Stock and Note Purchase Agreement on the Effective Date, the Transferred Shares were transferred to the respective purchasers, and Note A and Note B were cancelled and a new note in the aggregate amount of $4,385,628  was issued to The Edward E. Cohen IRA (the “Cohen Note”). The Cohen Note is convertible into 1,461,876 Shares (“Conversion Shares”).

Funds held by the Reporting Person were used to purchase the Reporting Person’s Securities.  No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Securities.

The Reporting Person is the sole beneficial owner of the E. Cohen Shares and the shares underlying the Cohen Note.  Betsy  Zubrow Cohen is the sole beneficial owner of the B. Cohen Shares.

SCHEDULE 13D
CUSIP No. 45779L 107		Page 4 of 6

Because the Reporting Person and Betsy Zubrow Cohen may be deemed to be members of a group, the Reporting Person may be deemed to have acquired beneficial ownership of all of the Shares that are beneficially owned by Betsy Zubrow Cohen. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the Shares held by Betsy Zubrow Cohen.  The Reporting Person expressly disclaims the existence of any ongoing arrangements that could constitute a “group” and disclaims any beneficial ownership of securities held by Betsy Zubrow Cohen.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that such a group exists.

Prior acquisitions by the Reporting Person, Betsy Zubrow Cohen and Solomon Investment Partnership, L.P. of Shares that were not previously reported are not material and are therefore not described in detail herein.

Item 4.             Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Person acquired the E. Cohen Shares and the Cohen Note for investment purposes. The Reporting Person intends from time to time to review his ownership positions in the Issuer and may, based on such factors as he deems relevant, seek to acquire additional Shares or other securities of the Issuer, dispose of Shares or other securities of the Issuer (whether pursuant to a registered offering or otherwise), or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals requiring disclosure under Item 4(a)-(j) of Schedule 13D.

Item 5.             Interest in Securities of the Issuer

(a)-(b)

The ownership percentage for the Reporting Person in the table below is based on the following: (a) 15,382,811 Shares outstanding as of August 28, 2015, as provided in the Issuer’s Current Report on Form 8-K filed with the SEC on August 28, 2015, plus (b) 1,461,876 Conversion Shares (for a total of 16,844,687 Shares).  The ownership percentage for Betsy Zubrow Cohen in the table below is based on 15,382,811 Shares outstanding as of August 28, 2015.  The percentages used in the table below and elsewhere herein do not include the 4,983,557 shares of Series E Voting Non-Convertible Preferred Stock of the Issuer which are currently outstanding and which vote together with the Shares on all matters submitted to a vote of stockholders of the Issuer.

Holder	Number of Shares of Common Stock with Sole Voting and Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power (1)	Aggregate Number of Shares of Common Stock Beneficially Owned (1)	Percentage of Class Beneficially Owned (1)
Betsy Zubrow Cohen	747,585	88,365	835,950	5.4%
Edward E. Cohen	2,428,352	88,365	2,516,717	14.9%

(1)
The Reporting Person shares voting and dispositive power over 88,365 Shares with Betsy Zubrow Cohen.  These Shares are held by Solomon Investment Partnership, L.P., a limited partnership. The Reporting Person and Mrs. Cohen are the sole shareholders, officers and directors of the corporate general partner of Solomon Investment Partnership, L.P. and are the sole partners of the partnership.

Mrs. Cohen’s address is 1240 North Casey Key Road, Osprey FL 34229.  Mrs. Cohen is the Chairman of the Board of Directors of FinTech Acquisition Corp., a blank check company formed for the purpose of acquiring one or more businesses in the financial services industry.  Mrs. Cohen is also a director of Aetna, Inc., an insurance company.  During the last five years, Mrs. Cohen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mrs. Cohen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Cohen is a resident of the State of Florida.

SCHEDULE 13D
CUSIP No. 45779L 107		Page 5 of 6

The Reporting Person and Betsy Zubrow Cohen may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the Reporting Person may be deemed to beneficially own an additional 747,585 Shares held by Mrs. Cohen.  Including the additional 747,585 Shares held by Mrs. Cohen, the Reporting Person would beneficially own approximately 19.4% of the outstanding Shares, based on an aggregate of 16,844,687 Shares outstanding, which includes 15,382,811 Shares outstanding as of August 28,2015 plus 1,461,876 Conversion Shares.  However, the Reporting Person expressly disclaims beneficial ownership of the additional 747,585 Shares beneficially owned by Mrs. Cohen. Mrs. Cohen has filed a separate Schedule 13D with respect to her beneficial ownership of the Issuer’s common stock.

(c)  The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5, as applicable.  Except as set forth in this Schedule 13D, there have been no transactions by the Reporting Person in Shares during the last 60 days.

(d)  The Reporting Person has the right to receive dividends from, and the proceeds from the sale of, all Shares which it owns.

    (e)      Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.             Material to be Filed as Exhibits.

None

SCHEDULE 13D
CUSIP No. 45779L 107		Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2015

/s/ Edward E. Cohen
Edward E. Cohen